Mail Stop 3561

May 13, 2010

Paul Marciano, CEO
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

> **Re: Guess?, Inc.**
> **Form 10-K for fiscal year ended January 30, 2010**
> **Filed March 31, 2010**
> **File No. 001-11893**

Dear Mr. Marciano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 30, 2010
Consolidated Financial Statements, page F-1

1.   Please disclose a reconciliation of your redeemable noncontrolling interests in future annual and quarterly filings pursuant to FASB ASC 810-10-50-1A(c). In addition, tell us in your response and describe in the footnotes of your future filings how and when the noncontrolling interests may be redeemed.

Note (1) Summary of Significant Accounting Policies and Procedures, page F-7

Reclassifications, page F-8

2. We note that you reclassified redeemable noncontrolling interests upon the adoption of authoritative guidance from the FASB in the first quarter ended May 2, 2009. We further note from your Form 10-K for the fiscal year ended January 31, 2009 that you had recorded minority interests totaling $9,466 thousand at the end of fiscal 2009. Please tell us where you had classified the redeemable noncontrolling interest prior to the adoption of the FASB's authoritative guidance, describe to us the guidance that resulted in the restatement, and describe to us the adjustments made to your fiscal 2009 financial statements to retrospectively apply the guidance.

Exhibits

3. We note that Exhibit 10.30 does not include the schedules referenced on page xii of your Credit Agreement with Bank of America, N.A. We also note that Exhibits 10.6, 10.8, 10.10, 10.26 to the most recent Form 10-K and Exhibit 10.17 to the Form 10-K filed April 1, 2008 were not filed in their entirety. Please file these exhibits in their entirety and with all exhibits and attachments in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

4. We note that you have filed as Exhibit 10.21 the Form of Restricted Stock Award Agreement for Awards for Performance-Based Vesting. Please file the actual agreements as exhibits in your next periodic report.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Brian McAllister, the primary accounting examiner for this filing, at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Dennis R. Secor, CFO
       Fax: (213) 765-5927